PRESS RELEASE

Arcelor Mittal announces further details on legal merger process

Rotterdam / Luxembourg, 16 May 2007. The Boards of Directors of Mittal Steel Company N.V. (“Mittal Steel”) and Arcelor announce further details of the process for the legal merger into Arcelor that was agreed in the context of Mittal Steel’s exchange offer completed on 1 August 2006.

As announced on 3 May 2007, the legal merger will occur in two steps: first, the merger of Mittal Steel into ArcelorMittal, a wholly-owned subsidiary of it domiciled in Luxembourg, based on an exchange ratio of one ArcelorMittal share for every Mittal Steel share; and second, the merger of ArcelorMittal into Arcelor, which will be renamed ArcelorMittal upon completion of the merger. The Boards of Directors of Mittal Steel, ArcelorMittal and Arcelor have unanimously decided that the second-step merger of ArcelorMittal into Arcelor will be effected on the basis of an exchange ratio of 7 Arcelor shares for every 8 ArcelorMittal shares. In determining such exchange ratio, the Boards of Directors have applied the principles outlined in the Memorandum of Understanding of 25 June 2006 and subsequent public statements, which provided that the merger exchange ratio will be consistent with the value of Arcelor shares pursuant to the secondary exchange offer as at the date of its settlement and delivery on August 1, 2006. In compliance with applicable laws, the Boards of Directors have conducted a multi-criteria analysis, including EBITDA multiples and discounted cash flow analyses.

The Boards of Directors of Mittal Steel, ArcelorMittal and Arcelor have received opinions as to the fairness of this exchange ratio from a financial standpoint, respectively, from Goldman Sachs, with respect to the shareholders of ArcelorMittal (i.e., the shareholders of Mittal Steel prior to completion of the first-step merger of Mittal Steel into ArcelorMittal), and from Morgan Stanley, Société Générale, Fortis and Ricol Lasteyrie with respect to the public shareholders of Arcelor. In addition, the exchange ratio will be reviewed by independent auditors as required by Luxembourg law.

In order to provide the market with information equivalent to that provided to the institutions having delivered the fairness opinions, the following information is being communicated:

- approximately 41% of the previously-announced synergies generated by the combination of Arcelor and Mittal Steel will be realized at the level of Arcelor;

- Arcelor will contribute approximately 49% of the combined Arcelor/Mittal Steel group EBITDA indicated in the combined Arcelor/Mittal Steel group harmonized value plan 2008,

- Arcelor will account for approximately 50% of the combined Arcelor/Mittal Steel group’s capital expenditures indicated in the harmonized value plan 2008.

For the avoidance of doubt, these elements relate to the harmonized value plan 2008 communicated to the market and do not take into account transactions effected since 27 September 2006.

ArcelorMittal and Arcelor will sign a merger agreement shortly and submit the disclosure documents relating to such merger to the relevant securities regulatory authorities in the near-term.

The companies are actively working to implement the two mergers as promptly as possible in the course of 2007.

Additional Information

In connection with the proposed merger of Mittal Steel Company N.V. ("Mittal Steel") with ArcelorMittal (a wholly owned subsidiary of Mittal Steel), and the subsequent merger of ArcelorMittal with Arcelor, Mittal Steel, ArcelorMittal and Arcelor will file important documents with the relevant securities regulatory authorities, including the filing with the U.S. Securities and Exchange Commission of registration statements that will each include a proxy statement/prospectus. Each proxy statement/prospectus will contain important information about the relevant merger and related matters, and Mittal Steel, ArcelorMittal and Arcelor will make public such proxy statement/prospectus and mail the proxy statement/prospectus to the relevant U.S. shareholders. Investors and security holders are urged to read each proxy statement/prospectus, and any other relevant documents filed with the relevant securities regulatory authorities, when they become available and before making any investment decision. You will be able to obtain a free copy of each proxy statement/prospectus (when available) and other related documents filed with the SEC by Mittal Steel, ArcelorMittal and Arcelor at the SEC’s web site at www.sec.gov and from Mittal Steel, ArcelorMittal and Arcelor at www.arcelormittal.com.